ROKWADER, INC.
23950 Craftsman Road, Calabasas, CA 91302
Telephone: (818)224-3675 Fax: (818)591-1612

April 20, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: David Link, Esq.

Re:	Rokwader, Inc.
File No.: 333-125314
Form AW WD

Ladies and Gentlemen:

We inadvertently referred to the wrong Post-Effective Amendment in our Form AW Application for Withdrawal dated April 20, 2007 and previously filed with the Commission.

Therefore we hereby withdraw our Form AW Application for Withdrawal dated April 20, 2007. We will be concurrently filing a revised Form AW correcting the previously filed Form AW.

Please contact our legal counsel, William B. Barnett, should you have any questions or require further information regarding our request for withdrawal. Mr. Barnett may be reached at (818) 595-7717.

Very truly yours, Rokwader, Inc. /s/ Yale Farar Yale Farar, President